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                                @POS.COM, INC.
              3051 North First Street, San Jose, California 95134

                                                                August 19, 2002


Dear Fellow Stockholders:

     I am very pleased to inform you that @pos.com, Inc. has entered into a merger agreement with Symbol Technologies, Inc., pursuant to which a subsidiary of Symbol has commenced a tender offer to purchase all of the outstanding shares of @pos common stock for $0.46 per share in cash. I believe the transaction represents the best deal reasonably available.

     The tender offer is conditioned on, among other things, at least a majority of shares of @pos common stock outstanding on a fully diluted basis being tendered and not withdrawn. The tender offer will be followed by a merger, in which each share of @pos common stock not purchased in the tender offer will be converted into the right to receive in cash the price paid in the tender offer.

     YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE TERMS OF THE SYMBOL OFFER AND THE MERGER ARE ADVISABLE, FAIR TO, AND IN THE BEST INTEREST OF, STOCKHOLDERS OF @POS, AND UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS OF @POS ACCEPT THE SYMBOL OFFER AND TENDER THEIR SHARES OF @POS COMMON STOCK PURSUANT TO THE OFFER.

     In arriving at its recommendation, the Board of Directors considered a number of factors, as described in the attached Schedule 14D-9. You should read this document carefully and in its entirety.

     Enclosed are the Symbol Offer to Purchase, dated August 19, 2002, the Letter of Transmittal and related documents. These documents set forth the terms of the tender offer. The attached Schedule 14D-9 describes in more detail the reasons for your Board's conclusions and contains other information relating to the tender offer. We urge you to consider this information carefully.


Sincerely,

/s/ John Wood
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John Wood
CHIEF EXECUTIVE OFFICER